Exhibit 99.2

PERION NETWORK LTD.

(THE “COMPANY”)

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

I, the undersigned, shareholder of Perion Network Ltd. (the “Company”), hereby nominate, constitute and appoint Mr. Maoz Sigron, Chief Financial Officer of the Company, and Mr. Alon Gorgani, the Company’s VP of Legal and General Counsel, and each of them, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.03 per share of the Company (the “Shares”), which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim Street, Holon, Israel 5885849, on Wednesday, December 23, 2020, at 4:00 p.m. (Israel time) or depending on developments with respect to the coronavirus (COVID-19) pandemic, we might hold the Meeting virtually on the above date and time instead of in person, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of the Meeting and Proxy Statement, dated November 16, 2020, relating to the Meeting (the “Proxy Statement”). Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting or any adjournment(s) or postponement(s) thereof for which the board of directors of the Company recommends a “FOR” vote.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned.

Shareholders entitled to notice of and to vote at the Meeting or at any adjournment(s) or postponement(s) thereof shall be determined as of the close of business on Monday, November 23, 2020, the record date fixed by the board of directors of the Company for such purpose.

Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked.

(Continued and to be signed on the reverse side)

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE “FOR” ALL THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

Proposal 1a: To approve the re-election of Mr. Michael Vorhaus, to serve as a director of the Company for a period commencing on the date of the Meeting and until the third annual general meeting of the shareholders of the Company following the Meeting or his earlier resignation or removal, as applicable;

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 1b:  To approve the re-election of Ms. Joy Marcus, to serve as a director of the Company for a period commencing on the date of the Meeting and until the third annual general meeting of the shareholders of the Company following the Meeting or her earlier resignation or removal, as applicable;

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 2:  To approve the amendment of equity-based compensation terms of the Company’s non-executive directors and chairperson, as well as a special one-time grant for Mr. Kaplan, our chairperson of the Board, as detailed in the Proxy Statement, dated November 16, 2020;

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 3:  To approve amendments to the terms of employment of Mr. Doron Gerstel, Company’s Chief Executive Officer, as detailed in the Proxy Statement, dated November 16, 2020;

☐ FOR	☐ AGAINST	☐ ABSTAIN

Proposal 4:  To approve the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent public auditors of the Company for the year ending on December 31, 2020, and until the next annual general meeting of shareholders, and to authorize the board of directors, upon the recommendation of the audit committee of the Company, to determine the compensation of said independent auditors in accordance with the volume and nature of their services.

☐ FOR	☐ AGAINST	☐ ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

To change the address on your account, please check the box on the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

The undersigned acknowledges receipt of the Notice and Proxy Statement.

___________________           Date: __________, ____
Signature of Shareholder

___________________           Date: __________, ____
Signature of Shareholder

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, the senior holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.